Mail Stop 4561   August 25, 2008

Patrick G. Adams
Chief Executive Officer
T Bancshares, Inc.
16000 Dallas Parkway, Suite 125
Dallas, TX 75248

> **Re: T Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 30, 2008**
> **   and Documents Incorporated by Reference**
> **File No. 333-152622**

Dear Mr. Adams:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

Prospectus Cover Page

2.   Revise this section to indicate the latest date that the offering can be extended.

Questions and Answers

Will our directors participate in the rights offering?, page ii

3.   Please revise to clarify whether the directors are under any obligation to participate in the offering and disclose their current holdings of the company's securities. In addition, disclose management's (the officers') holdings and disclose their current intentions with regard to participating in the offering.

Can our board of directors extend, cancel, or amend the rights offering?, page iii

4.   Please clarify whether investors will receive a full refund of their subscription payment should the board determine to cancel the rights offering or whether any expenses or other amounts will first be deducted.

Prospectus Summary

5.   Revise to update this section through June 30, 2008 and expand the Recent Developments section, as appropriate, to discuss any material trends or events that have occurred since June 30, 2008.

Risk Factors

General

6.   The risk factor discussion must immediately follow the summary section. Refer to Item 503(c) of Regulation S-K. Please revise.

7.   We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. You must disclose all risks that you believe are material at this time. Therefore, please either delete that reference or expand the concept into a separate risk factor.

8.   The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer assurances. For example, you state on page 15 that you cannot assure investors that an active market for your shares will exist in the future. Instead of stating the company's inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

Material U.S. Federal Income Tax Consequences, page 31

9.	Please advise us as to whether the discussion in this section is based on an opinion of counsel or otherwise. If no tax opinion was or is to be sought, please disclose and discuss why. If counsel will opine, please disclose that fact and file the opinion as an exhibit to the registration statement. Refer to Item 601(b)(8) of Regulation S-K. Please note that we may have further comments after reviewing the opinion.

Determination of Subscription Price and Opinion of Financial Advisor, page 34

10.	You qualify the summary of the Bank Advisory Group's opinion in its entirety by referencing the full opinion. It is inappropriate to disclaim responsibility to provide an accurate summary. Please remove the qualifying language.

11.	Please file the Bank Advisory Group's opinion as Appendix A.

12.	Please disclose whether any compensation has been paid to Bank Advisory Group in the past two years. In addition, disclose any other material relationships that currently exist or may have previously existed with the financial advisor.

Legal Matters, page 37

13.	Upon filing the opinions, please revise the language in this section to reflect that the opinions have been rendered.

Incorporation of Certain Documents by Reference, page 38

14.	The Form S-1 does not permit incorporation by reference of documents that have not previously been filed with the Commission. Therefore, you cannot incorporate by reference amendments or reports filed for the purpose of updating the descriptions of your common stock or documents filed subsequent to the date of the prospectus. Please revise accordingly. Also, please note that if the prospectus is used more than nine months after the effective date of the registration statement, you will be required to file post-effective amendments to keep the prospectus current in accordance with Section 10(a)(3) of the Securities Act of 1933.

Undertakings, page II-1

15.	Please include the undertaking required by Item 512(e) of Regulation S-K.

Signature page

16.	Please revise to identify the principal executive officer, principal financial officer and the controller or principal accounting officer as required by Instruction 1 to the Form S-1.

Exhibits

General

17.   We may have comments with respect to the legality opinion and other exhibits to be filed. Therefore, please file them as soon as possible.

Form 10-KSB, filed March 31, 2008

Business

Other Available Information, page 9

18.   Please revise future filings to reflect the SEC's correct address of 100 F Street, NE, Washington, DC 20549.

Risk Factors

General

19.   Please refer to comment 8 above and confirm that you will comply with that comment in future filings.

Signature Page

20.   It does not appear that you identify which signatories, if any, have been designated as principal executive officer, principal financial officer, or controller or principal accounting officer in the Form 10-K. Consequently, it is difficult to ascertain whether the form's signature requirement has been satisfied. Please confirm that you will revise future filings accordingly.

Exhibits

Exhibits 31.1 & 32.2

21.   Your certifications, both in the 10-KSB and your subsequent Forms 10-Q, include inappropriate modifications. Please confirm that the certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Patrick G. Adams
Chief Executive Officer
T Bancshares, Inc.
Page 6

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: By fax (214) 740-7182
       Peter G. Weinstock, Esq.
       Hunton & Williams LLP

       By fax (214) 740-7138
       Michael G. Keeley, Esq.
       Hunton & Williams LLP